WORLD HEART CORPORATION
Management's Discussion and Analysis of Financial Condition
  and Results of Operations
For the three- and nine-month periods ended September 30, 2002

INTRODUCTION

The following discussion is an update of management's discussion and analysis for the year ended December 31, 2001, and includes a discussion of the results of operations and cash flows for the three and nine months ended September 30, 2002. World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development and commercialization of products for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two heart assist technologies: commercial production and sales of the Novacor(R) LVAS (Novacor LVAS) and development of its next-generation device, the HeartSaverVAD(TM) (HeartSaver).

During the current quarter, the Corporation announced changes that are intended to both increase sales and reduce research and development costs. These initiatives include an expanded marketing and sales program for the Novacor(R) LVAS (Novacor), and the development of an optimized HeartSaverVAD(TM) (HeartSaver) system that would incorporate enhancements that were intended for the next version of the HeartSaver and also elements of Novacor LVAS technologies that were obtained with the acquisition of Novacor in June 2000.

RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Three-month period ended September 30, 2002 compared to the three-month period ended September 30, 2001.

Consolidated results of operations
----------------------------------------------------------------------------------------------------------------
                                                  Three months         As a          Three months          As a
                                                         ended   % of gross                 ended    % of gross
                                            September 30, 2002      revenue    September 30, 2001       revenue
----------------------------------------------------------------------------------------------------------------
Revenue
   Gross revenue                                   $ 3,049,036                        $ 2,636,728
   Less : Edwards guarantee fee                              -                                  -
                                        ------------------------------------------------------------------------
   Net revenue                                       3,049,036                          2,636,728
                                        ------------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                      (1,312,400)        43.0%           (1,101,422)        41.8%
   Overhead and other                               (1,863,976)        61.2%           (1,048,017)        39.7%
                                        ------------------------------------------------------------------------
                                                    (3,176,376)       104.2%           (2,149,439)        81.5%
                                        ------------------------------------------------------------------------

Gross margin                                          (127,340)        (4.2%)             487,289         18.5%

Other income (expenses)
   Selling, general and administrative              (2,509,496)                        (2,872,809)
   Research and development                         (4,947,218)                        (7,232,450)
   Amortization of intangibles                      (1,830,626)                        (3,733,165)
   Interest and foreign exchange                    (4,948,810)                        (3,698,515)

   Recovery of future income taxes                           -                             80,808
                                        ------------------------------------------------------------------------
Net loss                                          $(14,363,490)                      $(16,968,842)
----------------------------------------------------------------------------------------------------------------

Revenues

All revenue is generated from sales of the Novacor LVAS and related technology. Gross revenues for the three months ended September 30, 2002 were $3,049,036 which represents an increase of 15.6% from the quarter ended September 30, 2001.

During the three months ended September 30, 2002, the Corporation sold 32 Novacor LVAS units as compared to 30 units during the same period in 2001. The increase in revenues during the period was due to marginally higher device sales and a higher proportion of non-European sales where selling prices are higher. The sales of device peripheral hardware and components were also higher in the period compared to the same quarter in 2001.

Cost of sales and gross margin

The gross margin for the three months ended September 30, 2002 was negative 4.2%. The decrease from the gross margin of 18.5% in the corresponding period in 2001 was due to an adjustment that was made to the overhead and other components of cost of sales relating to a realignment of overhead expenditures in 2001.

The direct materials and labour attributable to sales in the three months ended September 30, 2002 was $1,312,400 and resulted in a contribution margin, excluding overhead, of 57.0% which is a slight decrease over the same period in 2001 (58.2%). This decrease is due to changes in the product sales mix.

The overhead and other components of cost of goods sold, as a percentage of gross revenues for the three-month periods ended September 30, 2002 and 2001, were 61.2% and 39.7% respectively. These amounts were lower in 2001 due to the aforementioned adjustments in 2001.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three-month period ended September 30, 2002 were $2,509,496 which represents a decrease of 12.6% from the three-month period ended September 30, 2001. This decrease relates to a general reduction in expenditures in most areas within selling, general and administrative. This was partially offset by sales and marketing expenditures that have increased as WorldHeart attempts to increase sales of the Novacor LVAS.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing and quality controls, testing, trial expenses, and clinical and regulatory affairs.

Research and development expenses for the three months ended September 30, 2002 amounted to $4,947,218 which represents a decrease of 31.6% over the same quarter last year. During the quarter $1,661,359 of benefits, received under a program with the federal government of Canada [Technology Partnerships Canada ("TPC")], were credited against research and development expenditures. In the same quarter in 2001, $2,770,000 of benefits were credited against research and development expenditures relating to a provincial tax credit program. Excluding the above-noted amounts offset against research and development expenditures, expenditures in the quarter decreased by 33.9%. The decrease in expenditures in the period relates to a reduction in Novacor LVAS INTrEPID trial costs as well as a reduction in research and development expenditures related to HeartSaver VAD development costs associated with the consolidation of several HeartSaver VAD development programs initiated in the third quarter of 2002 and a reduction in costs related to certain upgrades to the Novacor LVAS that have been completed.

Amortization of intangibles

The decrease in amortization of intangibles is a result of the new rules on accounting for goodwill whereby goodwill is no longer amortized but, rather, tested for impairment annually. Correspondingly, no amortization expense has been recorded for the three-month period ending September 30, 2002 compared to $1,899,246 which was amortized during the same period last year. Intangible assets continue to be amortized over their expected useful lives.

Interest and foreign exchange

Net interest and foreign exchange expense increased in the second quarter of 2002 to $4,948,810 from $3,698,515 during the same quarter last year mainly due to higher foreign exchange losses as a result of a relative weakening of the Canadian dollar versus the US dollar and its effect on US-dollar-denominated balance sheet items. Interest expense also increased as the preferred share debt obligation increased. Interest revenues were also lower in the quarter compared to last year as a result of lower invested cash.

Recovery of future income taxes

In prior periods, the Corporation recognized future US income tax recovery amounts on losses incurred in the US. Although the Corporation continues to generate tax loss carryforwards in both the US and Canada in 2002, the potential benefits of these carryforwards is not being recorded in the financial statements.

Nine-month period ended September 30, 2002 compared to the nine-month period ended September 30, 2001.

Consolidated results of operations

--------------------------------------------------------------------------------------------------------------------
                                                     Nine months          As a             Nine months         As a
                                                           ended    % of gross                   ended   % of gross
                                              September 30, 2002       revenue      September 30, 2001      revenue
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Revenue
   Gross revenue                                   $  8,539,433                           $ 6,990,763

   Less : Edwards guarantee fee                        (348,149)          4.1%             (1,532,383)        21.9%
                                        ----------------------------------------------------------------------------
   Net revenue                                        8,191,284          95.9%              5,458,380         78.1%
                                        ----------------------------------------------------------------------------
Cost of goods sold
   Direct materials and labour                       (3,538,033)         41.4%             (3,092,479)        44.2%
   Overhead and other                                (5,039,167)         59.0%             (3,479,516)        49.8%
                                        ----------------------------------------------------------------------------
                                                     (8,577,200)        100.4%             (6,571,995)        94.0%
                                        ----------------------------------------------------------------------------

Gross margin                                           (385,916)        (4.5)%             (1,113,615)      (15.9)%
Other income (expenses)
   Selling, general and administrative               (7,798,349)                           (7,720,951)
   Research and development                         (18,231,685)                          (24,083,320)
   Amortization of intangibles                       (5,491,878)                          (11,199,485)
   Interest and foreign exchange                     (5,458,505)                           (6,243,272)
   Recovery of future income taxes                            -                             4,988,244
                                        ----------------------------------------------------------------------------
Net loss                                          $ (37,366,333)                        $ (45,372,399)
--------------------------------------------------------------------------------------------------------------------

Revenues

All revenue is generated from sales of the Novacor LVAS and related technology. Revenues for the nine months ended September 30, 2002 were $8,191,284 which represents an increase of 50.1% from the nine-month period ended September 30, 2001. The gross revenues for the nine months ended September 30, 2002 and 2001, respectively, are reduced by $348,149 and $1,532,383 relating to an annual gross margin guarantee shortfall on sales to Edwards. Excluding these revenue offsets, the increase in revenues for the nine-month period was 22.2%.

During the first nine months of fiscal 2002, the Corporation sold 82 Novacor LVAS units compared to 78 units during the same period in 2001. The increase in revenues during the period was due to marginally higher device sales as well as a higher proportion of non-European sales where selling prices are higher. The sales of device peripheral hardware and components were also higher in the period compared to the same period in 2001.

Cost of sales and gross margin

The gross margin deficit for the nine months ended September 30, 2002 was $385,916 which represents a negative 4.5% of gross sales. This compares to a gross margin deficit of $1,113,615 or negative 15.9% of gross sales for the same period in 2001.

The improvement in gross margin was due to a lower accrual of the Edwards guarantee fee in the period. Excluding the effect of the Edwards minimum gross margin guarantee fee, the gross margin deficit for the nine-month periods ended September 30, 2002 and 2001, respectively, would have been negative $37,767 versus a gross margin of $418,768 for the nine-month period ended September 30, 2001. This decline in gross margin is due mainly to an aforementioned adjustment to realign overhead expenditures in 2001.

The direct materials and labour attributable to sales in the nine months ended September 30, 2002 were $3,538,033 and resulted in a contribution margin, excluding overhead and the Edwards fee, of 58.6%, which is an improvement over the same period in 2001 (55.8%). This increase is due to changes in the product sales mix.

The overhead and other components of cost of goods sold, as a percentage of gross revenues for the nine-month periods ended September 30, 2002 and 2001 were 59.0% and 49.8% respectively. These amounts were lower in 2001 due to an adjustment that was made to the overhead and other component of cost of sales in 2001 relating to a realignment of overhead expenditures.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory filing requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the nine-month period ended September 30, 2002 were $7,798,349, which is consistent with the same period in 2001 where expenditures were $7,720,951. Although overall total selling, general and administrative expenditures remained consistent, there was a reduction in administrative expenditures that was partially offset by increased sales and marketing expenditures as WorldHeart attempts to increase sales of the Novacor LVAS.

Research and development

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing and quality controls, testing, trial expenses, and clinical and regulatory affairs.

Research and development expenses for the nine months ended September 30, 2002 amounted to $18,321,685 which represents a decrease of 24.3% over the same period last year. During the nine-month period $4,467,290 of benefits, received under a program with the federal government of Canada (TPC), were credited against research and development expenditures. In the same period in 2001, $2,770,000 of benefits were credited against research and development expenditures relating to a provincial tax credit program. Excluding the above-noted amounts offset against research and development expenditures, expenditures in the nine-month period decreased by 15.5%. The decrease in expenditures in the period relates to a reduction in Novacor LVAS INTrEPID trial costs as well as a reduction in research and development expenditures related to HeartSaver VAD development costs associated with the consolidation of several HeartSaver VAD development programs initiated in the third quarter of 2002 and a reduction in costs related to certain upgrades to the Novacor LVAS that have been completed.

Amortization of intangibles

The decrease in amortization of intangibles is a result of the new rules on accounting for goodwill whereby goodwill is no longer amortized but, rather, tested for impairment annually. Correspondingly, no goodwill amortization expense has been recorded for the nine-month period ending September 30, 2002 compared to $5,697,739 that was amortized during the same period last year. Intangible assets continue to be amortized over their expected useful life.

Interest and foreign exchange

Net interest expense and foreign exchange losses decreased during the period to $5,458,505 from $6,243,272 during the same period last year mainly due to foreign exchange gains resulting from a relative strengthening of the Canadian dollar versus the US dollar and its effect on US-dollar-denominated balance sheet items. This gain was partially offset by a decrease in interest income compared to last year as a result of lower invested cash and an increase in interest expensed as the preferred debt obligation increased.

Recovery of future income taxes

In prior periods, the Corporation recognized future income tax recovery amounts on losses incurred in the US. Although the Corporation continues to generate tax loss carryforwards in both the US and Canada in 2002, the potential benefits of these carryforwards is not being recorded in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2002, the Corporation had a working capital balance of $745,901 compared to $26,197,918 at December 31, 2001. The Corporation had unencumbered cash of $2,341,550 at September 30, 2002 compared to a cash, cash equivalent and short-term investment balance of $22,226,459 at December 31, 2001.

Cash, cash equivalents and short-term investments decreased by a combined $19,884,909 during the nine-month period ended September 30, 2002.

Operating activities accounted for $17,966,499 of the decrease in the cash position. Cash pledged as collateral for a lease ($1,190,400), capital asset additions ($582,541) and financing activities ($197,793) accounted for the remaining usage of cash for the nine months ended September 30, 2002.

The tax credit receivable ($2,770,000) is currently under audit and there is no certainty that the audit outcome will be in the Corporation's favour.

The future viability of the Corporation is dependent on its access to capital through various financing options. WorldHeart is currently evaluating potential sources of additional capital. If the Corporation were unable to obtain adequate additional financing its ability to continue as a "going concern" would be in substantial doubt.


CRITICAL ACCOUNTING POLICIES

The Corporation adopted the new Canadian Institute of Chartered Accountants
(CICA) Section 3062 "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this section, goodwill is no longer being amortized. The Corporation is currently in the process of assessing whether there is a goodwill impairment. Other intangibles with definite lives will continue to be assessed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable.

Factors that would generally trigger an impairment review include, but are not limited to, the following:

     o    significant changes in related technology;

     o    significant underperformance in expected operating results;

     o    significant changes in the Corporation's use of the acquired assets;

     o    significant negative industry or economic trends;

     o significant decline in the Corporation's stock price for a sustained period; and

     o    a market capitalization that is less than net book value.

Any of these events may indicate an inability to recover the carrying value of its intangible assets and/or goodwill, thereby requiring a potential impairment charge in the future. The Corporation would generally calculate the impairment charge based on discounted cash flows.

OUTLOOK

The Corporation expects to incur further losses from operations at least until 2004 as it attempts to increase its Novacor LVAS revenues and continues its HeartSaver research and development program. While the Corporation expects to generate increased sales revenue from its enhanced Novcor LVAS products, costs associated with related marketing activities, as well as costs incurred in funding the optimized HeartSaver research and development program are expected to offset such increased sales revenue in the short term.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Canadian Institute of Chartered Accountants (CICA) issued
Section 1581 "Business Combinations"" which replaces Section 1580 "Business Combinations," and requires all business combinations to use the purchase method of accounting, and Section 3062 "Goodwill and Other Intangible Assets", which requires intangible assets with an indefinite life and goodwill to be tested for an impairment on at least an annual basis. Goodwill and indefinite life intangibles are no longer amortized. Intangible assets with a definite life continue to be amortized over their useful life. The new Sections are consistent with those recently issued by the Financial Accounting Standards Board (FASB) in the United States. These pronouncements became effective for the Corporation in the current fiscal year (beginning January 1, 2002) and are being applied prospectively.

The Corporation has completed the first step in the transitional impairment test and is in the process of completing the second step in order to determine whether there is an impairment to goodwill and, if there is, to quantify the impairment.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair-value-based method of accounting. The new Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair-value-based method to account for all other stock-based transactions with employees. The new
Section is based on FASB Statement No. 123, Accounting for Stock-based Compensation, which is one of the two US standards covering stock-based compensation arrangements in that country. This Section became effective for the Corporation in the current fiscal year beginning January 1, 2002 and applies to awards granted on or after that date.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          World Heart Corporation


Date: December 2, 2002                    By: /s/ IAN W. MALONE
                                             ------------------------------
                                             Name:  Ian W. Malone
                                             Title: Vice President Finance and
                                                    Chief Financial Officer